February 28, 2013

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc. Form 20-F for Fiscal Year Ended March 31, 2012 Filed June 27, 2012 and Amended June 28, 2012 Response dated October 29, 2012 File No. 001-15270

Dear Ms. Hayes:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated February 4, 2013 (the “Letter”) with respect to the annual report on Form 20-F of Nomura Holdings, Inc (“Nomura”) for the year ended March 31, 2012 filed with the SEC on June 27, 2012. Our responses to the Staff’s comments in the Letter are set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for Fiscal Year Ended March 31, 2012

General

1.	We note your response to comment 1 of our letter dated September 28, 2012. Please describe the business activities or transactions you conduct with the supra-national entities that are partially owned by governments or government-affiliates of Iran, Syria, or Sudan. Please clarify which of these countries’ governments or affiliates own small percentages. Please quantify the amount of revenues you have received from transactions with these entities for the last three fiscal years and subsequent interim period.

Response:

The transactions that we conduct with these certain supra-national entities include sales and trading of fixed-income and equity products and investment banking advisory services. Based on information available to us, we believe that one or more of the governments or government-affiliated entities of Iran, Syria and/or Sudan hold a small percentage of the outstanding shares (or other membership interests) in each such supra-national entity. Our revenues received from transactions with such supra-national entities, expressed in U.S. dollars, were as follows:

$ 297,832 for the fiscal year ended March 31, 2010;

$ 355,178 for the fiscal year ended March 31, 2011;

$ 1,572,687 for the fiscal year ended March 31, 2012; and

$ 1,082,161 from April 1, 2012 to February 18, 2013.

2.	Similarly, please describe the dealings that Nomura International plc has had with the Central Bank of Iran in connection with the account referenced in your response or otherwise, and quantify any revenues you have received from the Central Bank of Iran for the last three fiscal years and subsequent interim period. Please address the potential for reputational harm from your dealings with the Central Bank of Iran, which is listed on OFAC’s list of Specially Designated Nationals.

Response:

We have ceased all dealings with the Central Bank of Iran as of March 2010 and Nomura International plc closed the relevant account that it had opened for the Central Bank of Iran (from which no transactions were conducted) as of the same time, as stated in our October 29, 2012 response1. Additionally, neither Nomura International plc nor any other Nomura entity has entered into any transactions with, or received any revenue from, the Central Bank of Iran for the last three fiscal years and the subsequent interim period. We understand that the Central Bank of Iran is listed on OFAC’s list of Specially Designated Nationals and Blocked Persons, but that it is only listed as an entity owned or controlled by the Government of Iran and generally was not specifically targeted by U.S. financial sanctions until adoption of the National Defense Authorization Act for Fiscal Year 2012. Accordingly, we believe that our prior contacts with the Central Bank of Iran regarding potential transactions represent only a negligible risk of reputational harm.

1	Our October 29, 2012 response to Question 1 under the heading “General” used the terms “we” and “our” in discussing certain policies and procedures that had been implemented relating to business with governments or clients in countries designated by the U.S. State Department as state sponsors of terror and other such related matters. Our references were intended to be to Nomura International plc, which as we described in our response had opened an account for the Central Bank of Iran and had relationships with the supra-national entities described in our prior response.

Exposure to certain European peripheral countries, page 113

3.	Your response to prior comment 21 of our letter dated September 28, 2012 indicates that where exposures cover more than one GIIPS country or both sovereign and non-sovereign underlyings, exposures are disaggregated into their constituent single names for reporting in your table. Please revise your future filings to more clearly explain how such exposures are disaggregated into their constituent single names for reporting purposes. Identify the assumptions used in such disaggregation, including the assumptions as to the order of default triggers or collateral coverage. Discuss the limitations of such assumptions on your presentation of amounts related to derivatives covering multiple underlyings.

Response:

We will enhance our disclosure in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013, to specifically provide the information requested by the Staff in note 3 to the tabular presentation on the exposure to certain European peripheral countries as follows:

(3) Net derivatives entered into for market-making and trading purposes which reference GIIPS underlyings and include both single-name credit default swaps (CDS) and other credit derivatives and equity derivatives referencing baskets of reference assets, indices or other multiple underlyings. Amounts disclosed are calculated based on notional amounts of the derivatives, adjusted, as appropriate, for fair value movements in the event of instantaneous default and assuming zero recovery.

Where derivative contracts cover multiple underlyings, including one or more GIIPS countries or both sovereign and non-sovereign underlyings in these countries, the relevant derivatives are disaggregated into their constituent single names for reporting in the table. Exposure for each single name is calculated as the change in mark to market of the product, based on an internally developed model, given the instantaneous default of the relevant reference credit and assuming zero recovery. No specific assumptions are made regarding the order of defaults or collateral coverage. This methodology results in an accurate measure of exposure for each relevant single name but has certain limitations when amounts are aggregated across numerous reference credits for tranched products. For junior tranches, this approach may result in disclosure of aggregate exposure amounts in excess of the maximum possible impact to Nomura under the relevant derivative contract. Conversely, for more senior tranches, our actual exposure may be higher than the aggregate amounts disclosed in the table in the event of a large number of simultaneous defaults.

Consolidated Statements of Income, page F-7

4.	We note your response to prior comment 22 of our letter dated September 28, 2012 regarding your presentation of real estate sales of ¥251,377 million as part of line item Revenue - Other of your Consolidated Statements of Income. We note your statement that you will separately disclose this revenue line item as well as the related cost of revenues if it continues to represent more than 10% of total revenues. Rule 5-03(b) of Regulation S-X permits items to be combined when they represent less than 10 percent of total revenue in a given period presented. To the extent your comparative statements of income include a period in which such a revenue stream is greater than 10 percent, please revise your line items according while that period is included in your comparative presentation.

Response:

Assuming real estate sales represent more than 10% of total revenue for the year ending March 31, 2013, we will enhance our annual report on Form 20-F for the fiscal year ending March 31, 2013, to separately disclose this revenue type and cost of real estate sales on the face of our income statement. Comparative information for the year ending March 31, 2012 will also be amended to reflect this revised presentation.

Notes to the Consolidated Financial Statements, page F-13

Note 2 - Fair value of financial instruments, page F-28

Valuation techniques by major class of financial instrument, page F-33

5.	We note your response to prior comment 25 of our letter dated September 28, 2012 regarding your proposed fair value disclosures of Level 2 corporate debt securities and commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS). Our comment 25 was meant to comprehensively cover your entire fair value disclosures pertaining to level 2 financial instruments with material balances. While your answer addressed our comment in relation to your Level 2 corporate debt securities and CMBS and RMBS, you did not provide us with a draft of your proposed disclosures that covers other significant classes of your Level 2 financial instruments, for example derivative assets and liabilities. For such classes, you did not disclose inputs used in fair value measurements for level 2 derivative assets and liabilities even though you specifically disclose the inputs for level 3 derivative assets and liabilities. In future filings, please describe the specific valuation method and significant inputs used in valuing all significant classes of your financial instruments classified as Level 2 pursuant to ASC 820-10-50-2bbb as applicable.

Response:

For certain classes of financial instruments classified as Level 2, we respectfully believe that we currently provide sufficient information regarding the specific valuation technique and significant valuation inputs used. We will enhance our disclosures in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013, to more clearly describe the specific valuation methods and significant inputs used for the remaining classes of Level 2 financial instruments with material balances, including derivative assets and liabilities by contract type, as follows:

Bank and corporate debt securities - The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using quoted market prices and recent market transactions of identical or similar debt securities, if available. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”) - The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using quoted market prices and recent market transactions of identical or similar securities, if available. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them as Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Collateralized debt obligations (“CDO”) and other - The fair value of CDOs is primarily determined using DCF valuation techniques but also using quoted market prices and recent market transactions of identical or similar securities, if available. The significant valuation inputs used include market spread data for each credit rating, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Derivatives - Equity contracts - Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. The fair value of exchange-traded equity derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, these are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives are classified as Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives - Interest rate contracts - Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC interest rate derivatives are classified in Level 3 where forward FX rates, interest rates, volatilities or correlation valuation inputs are significant and unobservable.

Derivatives - Credit contracts - Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC credit derivatives are classified in Level 3 where credit spreads, recovery rates, volatility or correlation valuation inputs are significant and unobservable.

Derivatives - Foreign exchange contracts - Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated foreign exchange derivatives are classified in Level 3 where forward FX rates or volatility valuation inputs used are significant and unobservable.

Derivatives - Commodity contracts - Nomura enters into OTC commodity derivative transactions such as commodity swaps, commodity forwards and commodity options. The fair value of OTC commodity derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include commodity prices, interest rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC commodity derivatives are generally classified in Level 2 of the fair value hierarchy because these valuation inputs and adjustments are observable or market-corroborated.

Loans - The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing - The primary types of collateralized agreement and financing transactions carried at fair value are resale and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Short-term and long-term borrowings (“Structured notes”) - Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative). The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. As of March 31, 2013, the fair value of structured notes includes an adjustment of ¥[X] million to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, structured notes are classified in Level 3.

Quantitative information regarding significant unobservable inputs and observations, page F-38

6.	We note your response to prior comment 29 of our letter dated September 28, 2012 that you do not believe that weighted average information for significant unobservable inputs used in your Level 3 fair values would provide users of your financial statements with additional meaningful and useful information. In light of the fact that for the majority of your financial instruments, the range of input values for some of the unobservable inputs was so significant that we continue to believe that additional disclosure is warranted to meet the spirit of ASC 820-10 and to allow the reader to evaluate trends you may be experiencing in the input values. For example, as of March 31, 2012, the range of WACC for your Private equity instruments was from 6.8 to 12.0%. The range of credit spreads for your Bank and corporate debt securities and loans for trading purposes ranged from 0.4 to 25.6%. The default probabilities on various credit instruments ranged from 0 to 60% and 24 to 65%. To the extent you believe that the insertion of weighted averages is not enough information to be meaningful to investors for this purpose, you should consider whether providing specific qualitative information for each financial instrument would be more meaningful than providing a weighted average. The qualitative discussion should address the underlying reason that the input range is wide, and any other information that explains the range to facilitate an understanding of your views about individual inputs as well as changes in your views about particular unobservable inputs over time. Refer to BC86 of ASU No. 2011-04. In this regard, consider disclosing the following:

•	drivers of dispersion within the range, such as a particular position or instrument type; and

•	data point concentrations within the range.

Response:

We will enhance our disclosures in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013, to provide relevant qualitative information for each type of financial instrument with a material fair value balance. Such information may include:

•	why the input range is wide;

•	whether the range is particularly influenced by a single financial instrument or type of financial instrument; and

•	data point concentrations within the range.

*    *    *    *    *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Junko Nakagawa
Junko Nakagawa
Chief Financial Officer

cc:	Hana Hoffmann
Kevin W. Vaughn
Eric Envall
Celia Soehner
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Tadayuki Matsushige (Ernst & Young ShinNihon LLC)